E-mail dated June 25, 2012 to P&F's outside counsel Steve Kuperschmid (and to the P&F Board of directors).

[corrected for spelling and grammar]

Steve,

I've decided I'm not going to do any deal that involves a standstill.  However
high the opportunity cost is for me, it's wrong for my self-respect.   And
it's also wrong for the P&F board's self-respect.

I'm, frankly, flabbergasted that the board would be comfortable with how it would negatively reflect on its image, considering everything that has gone on the last 2 1/2 years, to make what would have otherwise been an opportunistic buyback into what smacks of a payment of "greenmail." I'm not going to countenance such a thing, or be associated with it. The board needed to decide whether or not the purchase of a large block, in its own right, is objectively beneficial for the company's broader shareholder base, not whether "we can get this guy to stay away." (Wasn't getting "this guy" out of a 7% stake in the company enough for Richard and his cronies? Do we really have to be shameless about it...especially considering how much my efforts have HELPED P&F in improving its governance?) As it stands now, I can only assume that the board's PRIMARY interest (with the exception of perhaps 3 members) is not to buy back a block of stock and add to shareholder value...but to buy my silence, and get things back to "letting Richard have his company back." Personally, I find that disquieting and despicable...with the result being that instead of doing an amicable deal, you "force" me into a position of having to keep my stock, to defend a moral high ground.

I simply cannot cut all of the little shareholders loose, based upon what the board's stance about buying back my shares evidences about the overall INDEPENDENCE of the board. In that sense, this whole effort has been useful, and REVELATORY. (Should I be surprised? It only validates everything I've been saying about this board, collectively, in all of my filings and press releases.)

I'm sorry we couldn't come to terms where I could feel clean. I suggest you follow my original 13D suggestion, and the board get off its butt, and buy back common stock in the open market, or do a tender offer. (Also, please ask Messrs. Solomon, Goldberg, Scheriff, and Franklin, to get off their butts, and buy stock in the open market, for their own accounts, to validate that they do not sit on this board merely as a favor to Richard Horowitz.) If it would add value buying back my 7% at $5, it would add value buying back anyone else's. And buying back stock, as I have said INNUMERABLE times, is almost certainly better than letting Richard make another acquisition. While this is an idle speculation, and not a "plan or proposal," you could probably buy back a million shares, over the next couple years, based upon my expectation of the company's profits, and add immeasurably to value. Then Richard could take it private...at a fair price....which is what a self-respecting independent board would have "forced" him to do (or sold the company out from under him), at least 10 years ago.

As it stands now, I will continue to be a witness to P&F's dysfunctional (albeit markedly improved) governance and oversight.

I do appreciate the mutual good faith in exploring selling my shares to the company. I just find the terms morally reprehensible, as well as the board's willingness to entertain such terms.

Timothy Stabosz